Exhibit 99.15

Schedule prepared in accordance with Instruction 2 to Item 601 of Regulation S-K

The Securities Purchase Agreements dated April 9, 2010, are substantially identical in all material respects except as to the subscribers, the number of shares of purchased common stock, number of warrant shares, and the purchase price.

Subscribers	Number of Shares of Purchased Common Stock	Number of Warrant Shares	Purchase Price
Seatech Investments Limited	2,937,000	2,937,000	$587,400
Fame Win Investments Limited	2,953,500	2,953,500	$590,700
TOTAL	5,890,500	5,890,500	$1,178,100

The text of the Securities Purchase Agreements is incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 12, 2010.